

May 24, 2018

Paolo Pucci
Chief Executive Officer
ArQule, Inc.
One Wall Street
Burlington, Massachusetts 01803

      Re: ArQule, Inc.
          Registration Statement on Form S-3
          Filed May 17, 2018
          File No. 333-225008

Dear Mr. Pucci:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Abigail Jacobs at 202-551-2902 or Mary Beth Breslin at 202-551-3625 with any questions.

                               Division of Corporation Finance
                               Office of Healthcare & Insurance

cc: Richard E. Baltz